UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:  000-50593

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 1, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cherokee International Corporation
Full Name of Registrant

Former Name if Applicable

2841 Dow Avenue
Address of Principal Executive Office (Street and Number)

Tustin, California 92780
City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Cherokee International Corporation (the “Company”) needs additional time to finalize its financial statements for the quarter ended April 1, 2007 and will not meet the prescribed filing date of May 16, 2007.

The Company has not yet filed its Form 10-K for the year ended December 31, 2006. As such, we cannot file our form 10-Q for the quarter ended April 1, 2007. As previously disclosed, we have identified certain inaccuracies in accounts payable and cost of sales in 2006 and prior periods. The Company does not believe these were caused by any improprieties. Furthermore, the Company believes the aggregate impact of these inaccuracies are immaterial using the standards of measurement prescribed by GAAP and the SEC for the applicable periods.

However, the identification of these inaccuracies has delayed the completion of our external audit.  The Company currently intends to file our Form 10-Q for the quarter ended April 1, 2007 as soon as practicable after filing our Form 10-K for the year ended December 31, 2006, but we may not be able to file by the fifth calendar day following the Form 10-Q due date of May 16, 2007. The Company intends to file its 2006 Annual Report on Form 10-K as soon as practicable after the Company’s previous and current external auditors have completed their reviews, including any additional audit procedures. At this time, the Company is unable to provide an estimate for such filing date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Linster W. Fox	(714)	508-2043
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cherokee International Corporation (the “Company”) needs additional time to finalize its financial statements for the quarter ended April 1, 2007 and will not meet the prescribed filing date of May 16, 2007.

The Company has not yet filed its Form 10-K for the year ended December 31, 2006. As such, we cannot file our form 10-Q for the quarter ended April 1, 2007. We have identified certain inaccuracies in accounts payable and cost of sales in 2006 and prior periods. The Company does not believe these were caused by any improprieties. Furthermore, the Company believes the aggregate impact of these inaccuracies are immaterial using the standards of measurement prescribed by GAAP and the SEC for the applicable periods.

However, the identification of these inaccuracies has delayed the completion of our external audit. The Company currently intends to file our Form 10-Q for the quarter ended April 1, 2007 as soon as practicable after filing our Form 10-K for the year ended December 31, 2006, but we may not be able to file by the fifth calendar day following the Form 10-Q due date of May 16, 2007.

The Company expects to report that net sales for the first quarter of 2007 were $30.0 million, down 17% compared to $36.1 million for the first quarter in 2006, and down 20% compared to $37.6 million for the fourth quarter of 2006.

The Company presently estimates that for the first quarter of 2007 the Company will have an operating loss ranging from $2.1 million to $2.4 million. Operating profit in the first quarter of 2006 was $1.9 million.

The Company intends to file its Annual Report on Form 10-K for the year ended December 31, 2006 as soon as practicable after the Company’s previous and current external auditors have completed their reviews, including any additional necessary audit procedures. At this time, the Company is unable to provide an estimate for such filing date.

The Form 10-Q for the quarter ended April 1, 2007 will be filed as soon as practicable after our Form 10-K for the year ended December 31, 2006 is filed and our current auditors have completed their review work for the quarter ended April 1, 2007.  This work has not started yet because the Company and its external auditors have been focused on completing the Form 10-K for the year ended December 31, 2006.

Cherokee International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2007	By	/s/ Linster W. Fox

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).